Exhibit 3.1

Amendment No. 1 to the Amended and Restated Bylaws of Amaze Holdings, Inc.

Pursuant to Article IX of the Amended and Restated Bylaws (the “Bylaws”) of Amaze Holdings, Inc., Article II, Section 2.08 of the Bylaws is hereby deleted in its entirety and replaced with the following:

Section 2.08 Quorum. At any meeting of the stockholders, the holders of one-third of the shares of stock entitled to vote at the meeting, present in person or represented by proxy shall constitute a quorum for the transaction of business, unless otherwise required by applicable law. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the corporation’s stock belonging to the corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation or any other corporation to vote any shares of the corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum.

As approved via Unanimous Written Consent by the Board of Directors and effective June 9, 2026.

/s/ Joel Krutz
Joel Krutz
Chief Financial Officer